SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

Decision to Dispose Treasury Shares

1. Number of shares to be disposed		Common Shares	3,192
		Other Shares	—
2. Price of shares to be disposed (KRW)		Common Shares	27,350
		Other Shares	—
3. Amount of disposal (KRW)		Common Shares	87,301,200
		Other Shares	—
4. Period of disposal		Start Date	May 4, 2018
		Close Date	June 3, 2018
5. Reason for disposal			Disposal of treasury shares in order to provide stock grant compensation of outside Directors for FY2017
6. Method of disposal		Disposal through market	—
		After-hours trading	—
		Over the counter trading	3,192
		Others	—
7. Treasury Shares before the disposal	Acquired within Profit available for dividends	Common Shares	16,014,753	Ratio (%)	6.13
		Other Shares	—	Ratio (%)	—
	Others	Common Shares	—	Ratio (%)	—
		Other Shares	—	Ratio (%)	—
8. Date of decision for disposal			May 3, 2018

- Attendance of Outside Directors	Present	8
	Absent	0
- Attendance of Auditors (Auditors who are not Outside Directors)		—
9. Additional Information to Consider in Making an Investment Decision

- The above amount of disposal has been prepared based on the closing price of KT stocks on May 2, 2018, and is subject to change depending on the closing price of the actual disposal date.

- The 3,192 shares provided to Outside Directors will be mandatorily deposited for one year from May 3, 2018, the date of Board of Directors’ resolution.

- Due to the over the counter trading, it does not go through a broker.

- All member of the Audit Committee are non-outside directors

[Treasury Shares prior to the Decision for Disposal]

(Unit : Share)

Method of Acquisition			Types of Shares	Beginning of the period	Changes			End of the period
					Acquisition(+)	Disposal(-)	Cancellation(-)
Acquired within Profit available for dividends	Direct Acquisition	Acquisition through market	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Over the counter trading	Common Shares	16,014,753	—	—	—	16,014,753
			Other Shares	—	—	—	—	—
		Public Offering	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—

Method of Acquisition		Types of Shares	Beginning of the period	Changes			End of the period
				Acquisition(+)	Disposal(-)	Cancellation(-)
	Sub-total(a)	Common Shares	16,014,753	—	—	—	16,014,753
		Other Shares	—	—	—	—	—
Acquisition through Trust	Held by the Trustee	Common Shares	—	—	—	—	—
		Other Shares	—	—	—	—	—
	Held in possession	Common Shares	—	—	—	—	—
		Other Shares	—	—	—	—	—
	Sub-total(b)	Common Shares	—	—	—	—	—
		Other Shares	—	—	—	—	—
Others(c)		Common Shares	—	—	—	—	—
		Other Shares	—	—	—	—	—
Total (a+b+c)		Common Shares	16,014,753	—	—	—	16,014,753
		Other Shares	—	—	—	—	—